Exhibit 77Q1(e)(i)

The Advisory Agreement dated October 30, 2000 between Loomis Sayles Funds II (the “Trust”), with respect to its Loomis Sayles Global Equity and Income Fund (the “Series”), and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised, effective July 1, 2014, to delete Section 7 and to replace it with the following:

7.           As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.75% of the first $2 billion of the average daily net assets of the Series and 0.73% over $2 billion of such assets, respectively, or such lesser rate as the Adviser may agree to from time to time.  Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser.   The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.